82-5026

94

STINGRAY RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS FIRST QUARTER ENDED APRIL 30, 2005

June 29, 2005

SUPPL

05009609

The following Management Discussion and Analysis ("MD&A") of Stingray Resources Inc. ("Stingray" or the "Company") should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto for the fiscal years ended January 31, 2005 and 2004. This MD&A covers the last completed fiscal year and the subsequent period up to the date of filing. All dollar amounts are stated in Canadian dollars, unless otherwise noted. The financial statements are prepared in accordance with Canadian generally accepted accounting principals ("GAAP"). Readers are encouraged to read the Company's public information filings on Sedar at www.sedar.com.

OVERVIEW OF PERFORMANCE

Stingray is in the business of exploring for minerals, primarily for precious metals (gold and silver) in Mexico. The Company has its corporate office located in Toronto, Ontario, Canada and explores in Mexico through its wholly owned Mexican subsidiary, Minera Stingray S.A. de C.V. which has its exploration base located in Hermosillo, Sonora, Mexico.

The Company's assets at April 30, 2005 were $6,058,787 compared to $6,144,789 at January 31, 2005. Working capital of $5,580,788 at April 30, 2005 has declined by $124,648 since January 31, 2005 largely as a result of exploration expenditures on the Company's projects in Mexico and other corporate operations.

MINERAL PROPERTIES

El Indio Properties

The El Indio consists of 3 exploration properties located along the Sierra Madre trend in Chihuahua that were optioned from Minera Uruachic S.A. de C.V. by the Company. Under the terms of the option, Stingray can acquire a 75% interest in the Property by paying the vendor a series of payments staged over 7 years: CDN$ 500,000, 250,000 common shares of Stingray and by expending CDN$ 1 million in exploration on the properties.

A technical report was prepared for Stingray in September 2003 by Victor Jaramillo, P. Geo. This report described areas of gold and silver mineralization at the properties. A favorable target on the El Indio concession was identified as a broad zone of altered volcanic host rocks with widths up to 300 meters. Preliminary samples taken from this area indicated gold mineralization and in 2004, Stingray's exploration team began a program of geologic mapping and surface sampling across this alteration zone.

At the El Indio concession, a 2 kilometer long sampling and mapping grid was established with 100 meter line spacing crossing the favorable geology. Rock samples were cut along the lines. In addition the alteration zone and structure have been geologically mapped in detail.

7/12

The mapping identified a north, northwest trending, elliptical package of silicified andesitic to rhyolitic volcanic rocks, dipping steeply to the west that extend for 2 kilometers and across a

maximum width of 300 meters. These silicified rocks show much fracturing and quartz veining with accompanying iron oxides. The rock sampling program which was conducted by the Company's geologists included several hundred samples collected across the grid and sent for assaying to ALS Chemex (with appropriate quality assurance and control programs). The results to date have been disappointing with only a few, narrow areas of veining yielding significant gold results. The Company's geologists are considering geophysical methods that may be helpful in determining subsurface concentrations of gold mineralization within this extensive altered series of volcanic rocks.

At the nearby Pelonachi concession, a detailed sampling program of the altered and intensively fractured target did not reveal significant precious metal mineralization.

Elephant 8 Property

Stingray has applied for the approximate 500 square kilometer "Elephant 8" exploration concession in the area north of Chinipas, Chihuahua and filed the necessary surveys with the Mexican government. This area located along the Sierra Madre trend has been reported as the historic host of significant silver and gold production from the late 1600's to early 1900's. The Company's geologists have established access routes into these remote areas and are conducting reconnaissance programs of locating historic production sites and the associated mineralization. Exploration programs will be designed to follow up the results of the reconnaissance work and will be conducted as conditions allow.

MINERAL EXPLORATION ACTIVITIES

The Company's operations consist of the exploration and development of mineral properties in Mexico as well as ongoing overheads to run the Company from its corporate head office in Toronto, Canada. Expenditures on mineral properties for the three months ended April 30, 2005 were $39,419 compared to $ 15,333 for the same period in 2004 as an additional field crew is active as compared to a year earlier.

RESULTS OF OPERATIONS

The net loss for the three months ended April 30, 2005 was $79,857 ($0.01 per share) compared to a net loss of $147,500 ($0.01 per share) for the prior fiscal period.

Operating expenses for the three months ended April 30, 2005 were $111,357 as compared with $172,505 for the same period in 2004.

The decrease is largely attributed to a reduction in the following operating expenses:

(i) $19,795 in project evaluation costs from $67,065 in 2004 to $47,270 in 2005;
(ii) $9,438 in office rent, telephone and reception expenses from $21,232 in 2004 to $11,894 in 2005;
(iii) $16,426 in salaries and benefit costs from $50,029 in 2004 to $33,597 in 2004; and
(iv) $16,902 in transfer agent fees from $18,489 in 2004 to $1,587 in 2005.

Overheads for the year ended January 31, 2006 are expected to remain comparable to the current year as a result of basic administrative activity required to support the Company's exploration efforts and more specifically the exploration of the Company's mineral properties.

SUMMARY OF QUARTERLY RESULTS

Selected consolidated financial information for each of the last eight quarters of fiscal 2005 and 2004 (unaudited):

Quarter Ended	Revenue $	Income (Loss) For the Period $	Income (Loss) Per Share ** $
April 30, 2005	31,500	(79,857)	(0.01)
January 31, 2005	36,957	(116,740)	(0.01)
October 31, 2004	30,401	(94,043)	(0.01)
July 31, 2004	33,751	(253,442)	(0.02)
April 30, 2004	24,999	(147,506)	(0.01)
January 31, 2004	21,887	(108,491)	(0.02)
October 31, 2003	15,088	(20,574)	(0.01)
July 31, 2003	30,000	(46,408)	(0.01)

**basic and diluted

LIQUIDITY AND CAPITAL RESOURCES

As discussed above, the Company's financial position remains strong, with working capital at April 30, 2005 of $5,580,788. This working capital position comprised substantially of cash is sufficient to fund the Company's overheads for the foreseeable future and the Company's planned exploration activity in Mexico.

The Company's cash position of approximately $5.6 million has been invested in an interest bearing cash account with a major Canadian bank.

The Company has been successful in accessing the equity market in the past and, while there is no guarantee that this will continue to be available, management has no reason to expect that this capability will diminish in the near term.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates used in the preparation of the financial statements include the Company's estimate of recoverable value on its mineral properties as well as the value of stock-based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company's control.

Mineral properties

The Company's recorded value of its mineral properties is in all cases based on historical costs that expect to be recovered in the future. The Company's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk.

Stock based compensation

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the

Company's control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on stock-based compensation and hence results of operations, there is no impact on the Company's financial condition.

CHANGE IN ACCOUNTING POLICY

There have been no changes in accounting policies since the Company's most recent year end.

USE OF FINANCIAL INSTRUMENTS

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Company's financial condition and results of operations is currently its cash, most of which was acquired in a private placement that closed in mid December 2003. The cash balances at January 31, 2005 are on deposit with a major Canadian bank in a interest bearing account. Foreign currency exposure is minimized by retaining all but a small portion of the cash in Canadian dollar denominated instruments. Contracts for goods and services are denominated in both United States and Mexican currency.

FORWARD LOOKING STATEMENTS

The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause results to differ materially from those anticipated in our forward looking statements. Factors that could causes differences include: changes in gold world markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates". "believes", "intends", "estimates" , "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved.

OUTSTANDING SHARE DATA

Share capital

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:

	Number of Shares	Share Amount
Balance January 31, 2005 and April 30, 2005	12,756,330	$14,901,978

(c) Warrants

At January 31, 2005 and April 30, 2005, the following warrants are outstanding to purchase common shares:

Expiry Date	Number of Warrants	Value	Exercise Price
December 17, 2005	3,500,000	$ -	$1.50
December 17, 2005	455,000	178,475	$1.00
	3,955,000	$ 178,475	

(d) Stock options

	Number of Options	Value	Average Exercise Price
Balance January 31, 2005 and April 30, 2005	305,000	$ 169,787	$0.88

(d) Stock options (continued)

At January 31, 2005, and April 30, 2005, the following options are outstanding to purchase common shares:

Grant date	Expiry date	Number of options	Value	Exercise price
May 28, 2004	May 28, 2009	160,000	$ 86,939	$1.00
May 28, 2004	May 28, 2009	145,000	82,848	$0.75
		305,000	$ 169,787	

Related party transactions

During the period there were no transactions with related parties.

ADDITIONAL INFORMATION

Additional information relating to the Company may be accessed on the Internet at www.sedar.com.

"Peter Mordaunt "

Peter Mordaunt
Chairman & President

Stingray Resources Inc.

(an exploration stage company)
Consolidated Balance Sheets
April 30, 2005 and January 31, 2005

	April 30, 2005	January 31, 2005
	$	$
	(unaudited)	(audited)
Assets		
Current assets		
Cash and cash equivalents	5,498,151	5,629,558
Accounts receivable	107,141	106,527
	5,605,292	5,736,085
Deposits	10,762	2,000
Equipment (note 3)	45,498	48,888
Mineral properties and deferred exploration costs (note 2)	397,235	357,816
	6,058,787	6,144,789
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	24,504	30,649
Shareholders' Equity		
Share capital (note 4 (b))	14,901,978	14,901,978
Warrants (note 4(c))	178,475	178,475
Stock options (note 4d))	169,787	169,787
Deficit	(9,215,957)	(9,136,100)
	6,034,283	6,114,140
	6,058,787	6,144,789

See accompanying notes to interim consolidated financial statements.

Stingray Resources Inc.

(an exploration stage company)
Consolidated Statements of Operations and Deficit
Unaudited
Three Months Ended April 30, 2005 and 2004

	2005	2004
	$	$
Operating expenses		
Depreciation	3,544	4,851
Office rent, telephone and reception	11,894	21,232
Project evaluation	47,270	67,065
Promotion and travel	9,749	7,945
Regulatory fees	-	2,900
Salaries and benefits	33,597	50,023
Shareholder communications	3,716	-
Transfer agent fees	1,587	18,489
Loss from operations	(111,357)	(172,505)
Other income		
Interest and other income	31,500	24,999
Loss for the period	(79,857)	(147,506)
Deficit - Beginning of period	(9,136,100)	(8,524,369)
Deficit- End of period	(9,215,957)	(8,671,875)
Basic and diluted loss per share	(0.01)	(0.01)
Weighted average number of shares outstanding	12,756,330	12,743,830

See accompanying notes to interim consolidated financial statements.

Stingray Resources Inc.

(an exploration stage company)
Notes to Consolidated Financial Statements
Unaudited
Three Months Ended April 30, 2005 and 2004

1. Basis of presentation

These interim consolidated financial statements include the accounts of the Company and its subsidiary. All significant inter-company balances and transactions have been eliminated. The interim statements should be read in conjunction with the annual audited financial statements for the Company's most recently completed fiscal year ended January 31, 2005, as these interim financial statements do not include all disclosures required for annual financial statements.

The preparation of interim financial statements to conform with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the interim financial statements, and the reported amounts of revenues and expenses during the reporting period. Significai areas requiring the use of estimates relate to the determination of impairment of mineral properties, and assumptions used determining stock-based compensation. Actual results could differ from those estimates.

The same accounting policies are used in these interim financial statements as for the most recent audited annual financial statements.

2. Equipment

April 30, 2005	Cost	Accumulated Depreciation	Net Book Value
	$	$	$
Automotive equipment	69,393	28,948	40,445
Office equipment	6,633	1,580	5,053
	76,026	30,528	45,498

January 31, 2005	Cost	Accumulated Depreciation	Net Book Value
	$	$	$
Automotive equipment	69,393	25,669	43,724
Office equipment	6,479	1,315	5,164
	75,872	26,984	48,888

Stingray Resources Inc.
(an exploration stage company)
Consolidated Statements of Cash Flows
Unaudited
Three Months Ended April 30, 2005 and 2004

	2005	2004
	$	$
Cash provided by (used in):		
Operating activities		
Loss for the period	(79,857)	(147,506)
Items not involving cash		
Depreciation	3,544	4,851
Changes in non-cash working capital		
Increase in receivables	(614)	(43,285)
Decrease in accounts payable and accrued liabilities	(6,145)	(83,965)
	(83,072)	(269,905)
Investing activities		
Increase in mineral properties and deferred exploration costs	(39,419)	(15,333)
Purchase of equipment	(154)	(22,915)
Increase in deposits	(8,762)	-
	(48,335)	(38,248)
Decrease in cash and cash equivalents	(131,407)	(308,153)
Cash and cash equivalents		
- Beginning of period	5,629,558	6,540,281
- End of period	5,498,151	6,232,128

See accompanying notes to interim consolidated financial statements.

4. Share capital

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:

	Number of Shares	Share Amount
Balance January 31, 2005 and April 30, 2005	12,756,330	$14,901,978

(c) Warrants

At January 31, 2005 and April 30, 2005, the following warrants are outstanding to purchase common shares:

Expiry Date	Number of Warrants	Value	Exercise Price
December 17, 2005	3,500,000	$ -	$1.50
December 17, 2005	455,000	178,475	$1.00
	3,955,000	$ 178,475	

(d) Stock options

	Number of Options	Value	Average Exercise Price
Balance January 31, 2005 and April 30, 2005	305,000	$ 169,787	$0.88

3. Mineral exploration properties

April 30, 2005	Balance January 31, 2005	Deferred Exploration Additions	Balance April 30, 2005
	$	$	$
El Indio	169,555	15,092	184,647
Elephant 8	188,261	24,327	212,588
	357,816	39,419	397,235

January 31, 2005	Balance January 31, 2004	Deferred Exploration Additions	Balance January 31, 2005
	$	$	$
El Indio	104,105	65,450	169,555
Elephant 8	-	188,261	188,261
	104,105	253,711	357,816

El Indio

On September 19, 2003, the Company completed an agreement with Minera Uruachic S.A. de C.V. to earn a 75% interest and become the operator of three gold exploration properties located in the Uruachic gold district, Chihuahua, Mexico. The Company can earn its interest over a seven year option period by making a series of cash payments totaling $500,000, issuing 250,000 common shares and incurring $1,000,000 in exploration on the properties.

In the first two years, the Company is required to pay $25,000 each year (paid), issue 12,500 common shares each year (25,000 shares issued at a value of $5,000), and incur no less than $100,000 per year ($169,555 incurred to date) in exploration on the properties.

Elephant 8

During the period, the Company staked a large exploration concession named the Elephant 8 in the State (Chihuahua straddling the Sonora border in Mexico. The total surface area is approximately 37,000 hectares and is located 60 kilometers from the town of Alamos in Sonora.

4. Share capital (continued)

(d) Stock options (continued)

At January 31, 2005, and April 30, 2005, the following options are outstanding to purchase common shares:

Grant date	Expiry date	Number of options		Value	Exercise price
May 28, 2004	May 28, 2009	160,000	$	86,939	$1.00
May 28, 2004	May 28, 2009	145,000		82,848	$0.75
		305,000	$	169,787	

5. Related party transactions

During the period there were no transactions with related parties.